Exhibit 99.1

Psyence BioMed Welcomes U.S. Executive Action to Advance Research into Ibogaine

Company highlights global leadership in GMP ibogaine manufacturing and commitment to ethically sourced supply

NEW YORK – April 17, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a clinical-stage biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies, today acknowledged recent reports that the U.S. administration is preparing an executive order to further evaluate the safety and therapeutic potential of ibogaine, a naturally occurring compound being studied for its potential in treating post-traumatic stress disorder (PTSD), addiction, and other serious neurological and mental health conditions.

The anticipated executive action reflects growing recognition of the need for rigorous, regulated research into novel therapies, particularly in areas where current treatment options remain limited.

“Ibogaine has emerged as a compound of increasing global interest, particularly for its potential to address complex and treatment-resistant conditions,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed. “We welcome efforts to advance structured, evidence-based research that can more clearly define its safety, efficacy, and role in clinical care.”

Ibogaine remains a Schedule I substance in the United States, and patients often seek access through unregulated settings outside the country. Psyence BioMed believes that advancing controlled clinical research and regulated development pathways is essential to improving both patient safety and long-term access.

Global Leadership in GMP Manufacturing and Ethical Sourcing

Through its strategic investment in PsyLabs, Psyence BioMed has established a leading position in the GMP-compliant manufacturing of ibogaine and ibogaine derivatives, with operations aligned to support global clinical research and future therapeutic development.

The Company has also previously announced the development of a responsible and ethically sourced ibogaine supply chain, working within the compound’s native African ecosystem to ensure sustainability, traceability, and respect for traditional and environmental considerations.

As global interest in ibogaine accelerates, Psyence BioMed’s integrated platform – combining ethical sourcing, GMP manufacturing, and clinical development capabilities – positions the Company to play a meaningful role in supporting the next phase of research and potential regulatory evolution.

“Our focus has been on building a high-quality, ethically grounded supply chain that can support clinical research at scale,” added Aufrichtig. “As the regulatory environment evolves, the availability of standardized, responsibly sourced ibogaine will be critical to enabling credible scientific progress.”

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000 and GMP compliant facility, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.

www.psylabs.life

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO, and the creation of long-term shareholder value. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase and that the Company will be able to maintain a share price trading above $1.00 per share. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (iii) volatility in the market price of the Company’s common stock due to a variety of factors, including the Company’s recent share consolidation, changes in market, economic or industry conditions in which Psyence BioMed operates and variations in performance across competitors, and (iv) changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. Additionally, there can be no assurance that the anticipated executive order will be issued, or, if issued, that it will have any particular scope, timing or effect on the Company, its operations, product candidates or applicable regulatory pathways. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, ibogaine, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, ibogaine, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.